We are withdrawing our offering statement. A Reg A Tier 2 may be filed in the future. The deficiencies for our application needs to be dealt with in regards to electronic format, and various other miscellaneous things.

We want to also state that none of the shares related or directly tied to this Reg A have been sold.

Andrew Magdy Kamal   07/26/2024   10:07AM EST

Filename: Document1
Directory:
Template: C:\Users\kamal\AppData\Roaming\Microsoft\Templates\Normal.dotm
Title:
Subject:
Author: Andrew Magdy Kamal
Keywords:
Comments:
Creation Date: 6/25/2024 8:04:00 PM
Change Number: 1
Last Saved On: 6/25/2024 8:05:00 PM
Last Saved By:
Total Editing Time: 0 Minutes
Last Printed On: 6/25/2024 8:05:00 PM
As of Last Complete Printing
    Number of Pages: 1
    Number of Words: 148 (approx.)
    Number of Characters: 849 (approx.)